FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-100983

PROSPECTUS

12,276,598 Shares

LEVEL 8 SYSTEMS, INC.

Common Stock

This prospectus registers for resale up to 12,276,598 shares of our common stock which may be offered from time to time by the selling stockholders identified in the section entitled “Selling Stockholders” on page 13. We have also registered 3,905,420 and 3,971,000 additional shares of our common stock on behalf of different groups of selling stockholders on Form S-3 (SEC File Nos. 333-70596 and 333-82768, respectively).

On December 2, 2002, the last reported sales price of our common stock on the Nasdaq National Market was $0.48 per share. Our common stock is traded on the Nasdaq National Market under the symbol “LVEL.”

The selling stockholders may also offer additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders may sell their shares of common stock from time to time in various types of transactions, including on the Nasdaq National Market, in the over-the-counter market, and in privately negotiated transactions. For additional information on methods of sale, you should refer to the section entitled “Plan of Distribution” on page 16.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 5, 2002.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 to register the shares included in this offering. This prospectus is a part of the Registration Statement. This prospectus does not include all of the information contained in the Registration Statement. For further information about us and the securities offered in this prospectus, you should review the Registration Statement. You can inspect or copy the Registration Statement, at prescribed rates, at the Securities and Exchange Commission’s public reference facility.

THE COMPANY

We are a global provider of business integration software that enables organizations to integrate new and existing information and processes at the desktop with our Cicero® product and at the server or back-office level with our Geneva Enterprise Integrator and Business Process Automator products. Our flagship product, Cicero, is a business integration software product that maximizes end-user productivity, streamlines business operations and integrates systems and applications that would not otherwise work together. By using our Cicero solution, companies can decrease their customer management costs, increase their customer service level and more efficiently cross-sell the full range of their products and services resulting in an overall increase in return on information technology investments.

Cicero is a software product that allows companies to integrate their existing software applications into a seamless integrated desktop. Cicero subordinates and controls most Windows-based applications and provides a seamless environment with a consistent look and feel. The end-user can navigate any number of software applications whether local, client-server, mainframe legacy or web-browser in a consistent and intuitive way that is completely customizable by their employer. Cicero runs on Windows NT, Windows 2000 and Windows XP to organize applications under a book-chapter-section metaphor that keeps all the application functionality that the user needs within easy reach. For instance, selecting the “memo” tab might cause a Microsoft Word memo- template to be created within the Cicero desktop. The end-user need not even know that they are using Microsoft Word. Moreover, a customer tracking database can be linked with the customer relationship management software package even though such products were not originally designed to integrate in that fashion. Virtually any application can be integrated under the Cicero book-chapter metaphor and be used in conjunction with other contact center applications.

The key component of the Cicero solution is visual integration at the desktop that consolidates applications that do not inherently work together into a cohesive, simplified work environment embodied in a single look and feel desktop user interface. Cicero is designed to increase the productivity of anyone requiring access to multiple applications and information sources. Cicero provides a unique approach that allows companies to organize components of their existing applications into processes required to complete common tasks. Cicero streamlines all activities by providing a single, seamless user interface for instant access to all systems associated with a task. Cicero provides automatic information sharing among all line-of-business applications and tools. Cicero is ideal for deployment in customer contact centers where its highly productive, task-oriented user interface promotes user efficiency.

Cicero was officially launched in a general release version in June 2001. There have been no significant sales of Cicero to date. A previous version of Cicero has been in use on over 30,000 workstations at Merrill Lynch for approximately five years. We have substantially modified the version of Cicero used at Merrill Lynch to introduce a commercial product that may be implemented in our target markets.

Strategic Realignment

Historically, we have been a global provider of software solutions to help companies integrate new and existing applications as well as extend those applications to the Internet. This market segment is commonly known as “Enterprise Application Integration” or “EAI.” Historically, EAI solutions work directly at the server or back-office level allowing disparate applications to communicate with each other.

Until 2001, we focused primarily on the development, sale and support of EAI solutions through our Geneva product suite. After extensive strategic consultation with outside advisors and an internal analysis of our products and services, we recognized that a new market opportunity had emerged. This opportunity was represented by the increasing need to integrate applications that are physically resident on different hardware platforms, a typical situation in larger companies. In most cases, financial services companies utilize numerous different (“disparate”) applications that were not designed to effectively communicate and pass information among themselves, which leads to enterprise inefficiency. With Cicero, which integrates the functionality of these disparate applications at the desktop, we believe that we have found a novel solution to this problem. We believe that our existing experience in and understanding of the EAI marketplace coupled with the unique Cicero solution, which approaches traditional

EAI needs in a more effective manner, position us to be a competitive provider of business integration solutions to the financial services industry.

We originally licensed the Cicero technology and related patents on a worldwide, royalty-free basis from Merrill Lynch in August of 2000 under a license agreement containing standard provisions and a two year exclusivity period. On January 3, 2002, the license agreement was amended to extend our exclusive worldwide marketing, sales and development rights to Cicero in perpetuity (subject to Merrill Lynch’s rights to terminate in the event of bankruptcy or a change in control of Level 8) and to grant ownership rights in the Cicero trademark. We are indemnified by Merrill Lynch with regard to the rights granted to us by them. Consideration for the original Cicero license consisted of 1,000,000 shares of our common stock. In exchange for the amendment, we granted an additional 250,000 shares of common stock to MLBC, Inc., a Merrill Lynch affiliate and entered into a royalty sharing agreement. Under the royalty sharing agreement, we pay a royalty of 3% of the sales price for each sale of Cicero or related maintenance services. The royalties are not payable in excess of $20,000,000.

In connection with executing our strategic realignment and focusing on Cicero, we have restructured our business, reduced our number of employees and sold assets associated with Geneva AppBuilder, Geneva Message Queuing, Geneva XIPC, StarQuest and CTRC. We experienced a net loss in the year ended December 31, 2001 of approximately $105.1 million, largely attributable to our restructuring, our new strategic focus, a general slowing of the economy, a decrease in sales of our Geneva products, a substantial accounting charge related to the impairment of certain assets of $43.9 million and a restructuring charge of $8.7 million. For the six months ended June 30, 2002, we experienced a net loss of approximately $16.6 million, principally as a result of a decrease in revenues from product lines that were sold in the latter part of 2001 as well as an additional impairment charge of approximately $6.5 million and an additional restructuring charge of approximately $1.2 million.

Recent Developments

Nasdaq National Market Delisting.    The Company’s common stock is currently traded on the Nasdaq National Market. For continued listing, the Nasdaq National Market requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share and that the issuer maintain stockholder’s equity of at least $10,000,000. As of June 30, 2002, the Company reported stockholder’s equity of $1,611,000. Consequently, Nasdaq notified the Company that it has failed to maintain the stockholder’s equity continued listing requirement for the National Market, and that it will commence procedures to delist the Company’s securities from the Nasdaq National Market unless the Company can show that it has a plan to regain compliance with the stockholder’s equity requirement by September 5, 2002. On September 5, 2002, the Company applied for transfer to the Nasdaq SmallCap Market. The stockholder’s equity requirement for continued listing on the SmallCap Market is $2,500,000. The Company believed that it qualifies for listing on the SmallCap Market in part because the closing of the sale of Series C Preferred Stock on August 14, 2002. On October 4, 2002, Nasdaq notified the Company that it was denying the Company’s application to transfer to the SmallCap Market and was commencing delisting procedures from the Nasdaq National Market. The Company has appealed the Nasdaq Staff Determination and needs to show, as part of its definitive plan of compliance, a definitive plan to get the trading price of our Common Stock over $1.00 to show compliance with the minimum bid price requirements of both the Nasdaq National Market and the Nasdaq SmallCap Market. Our appeal has stayed the delisting process and our hearing before a Nasdaq Review Panel is scheduled for November 14, 2002.

Accordingly, delisting from the National Market may occur in late November or early December if the Company’s appeal is rejected. See “Risk Factors — We may be delisted from the Nasdaq National Market and unable to transfer to the Nasdaq SmallCap Market” on Page 6.

Going Concern Risk.    In our annual report on Form 10-K, filed on April 1, 2002 and in our Amendment No. 1 on Form 10-K/A filed April 30, 2002, we noted that there is substantial doubt as to our ability to continue operating as a going concern. In other words, there will not be sufficient cash on hand and income from operations for us to operate for the next 12 months unless additional financing is obtained or we are able to operate on a positive cash flow basis. To address these issues we are actively promoting and expanding our product line and have entered into preliminary sales negotiations with several significant new customers that have begun the “proof of concept” stage. Additionally, we successfully completed private financing round wherein we raised approximately $3.5 and $1.6 million of new funds from several investors and are seeking additional equity capital in the near term.

Furthermore, we have sold the Star/SQL and CTRC components of the Messaging and Application Engineering segment and are further evaluating the assets in the Systems Integration segment. We do not intend to sell Cicero. There can be no assurance that we will be successful in executing these strategies as anticipated or in a timely manner or that increased revenues will reduce further operating losses. If we are unable to increase cash flow, obtain financing or close a sale of non-strategic assets, we may not be able to generate enough capital to fund operations for the next twelve months and may be required to pursue other means of financing that may not be on terms favorable to us or to our stockholders.

Exchange of Preferred Stock.    On October 25, 2002, we effected an exchange of all of our outstanding shares of Series A2 Convertible Redeemable Preferred Stock (“Series A2 Preferred Stock”) and Series B2 Convertible Redeemable Preferred Stock (“Series B2 Preferred Stock”) and related warrants for an equal number of shares of newly created Series A3 Convertible Redeemable Preferred Stock (“Series A3 Preferred Stock”) and Series B3 Convertible Redeemable Preferred Stock (“Series B3 Preferred Stock”) and related warrants. This exchange was made to correct a deficiency in the conversion price from the prior exchange of Series A1 and B1 Preferred Stock and related warrants for Series A2 and B2 Preferred Stock and related warrants on August 29, 2002. The conversion price for the Series A3 Preferred Stock and the conversion price for the Series B3 Preferred Stock remain the same as the previously issued Series A1 and A2 Preferred Stock and Series B1 and B2 Preferred Stock, at $8.333 and $12.531, respectively. The exercise price for the aggregate 753,640 warrants relating to the Series A3 Preferred Stock was increased from $0.38 to $0.40 per share which is a reduction from the $1.77 exercise price of the warrants relating to the Series A1 Preferred Stock. The exercise price for the aggregate 1,047,382 warrants relating to the Series B3 Preferred Stock was increased from $0.38 to $0.40 per share which is a reduction from the $1.77 exercise price of the warrants relating to the Series B1 Preferred Stock. The adjusted exercise price was based on the closing price of the Company’s Series C Convertible Redeemable Preferred Stock and warrants on August 14, 2002, plus $0.02, to reflect accurate current market value according to relevant Nasdaq rules. This adjustment was made as part of the agreement under which the holders of the Company’s Preferred Stock agreed to waive their price-protection anti-dilution protections to allow the Company to issue the Series C Preferred Stock and warrants without triggering the price-protection anti-dilution provisions and excessively diluting its common stock.

Under the terms of the agreement, we are authorized to issue equity securities in a single or series of financing transactions representing aggregate gross proceeds to the Company of approximately $5.0 million, or up to an aggregate 17.5 million shares of common stock, without triggering the price-protection anti-dilution provisions in the Series A3 Preferred Stock and B3 Preferred Stock and related warrants. In exchange for the waiver of these price-protection anti-dilution provisions, we repriced the warrants as described above and have agreed to issue on a pro rata basis up to 4.6 million warrants to the holders of Series A3 Preferred Stock and Series B3 Preferred Stock at such time and from time to time as the Company closes subsequent financing transactions up to the $5.0 million issuance cap or the 17.5 million share issuance cap. As a result of the Series C Preferred Stock financing which represented approximately $1.6 million of the Company’s $5.0 million in allowable equity issuances, the Company is obligated to issue an aggregate of 1,451,352 warrants at an exercise price of $0.40 per share to the existing Preferred Stockholders. Additionally, the Company has agreed to issue a warrant to purchase common stock to the existing Preferred Stockholders on a pro rata basis for each warrant to purchase common stock that the Company issues to a third-party lender in connection with the closing of a qualified loan transaction. The above referenced warrants will have the same exercise price as the exercise price of the warrant, or equity security, that the Company issues in connection with the Company’s subsequent financing or loan transaction or $0.40, whichever is greater.

In connection with the required issuances to the holders of the Series A3 Preferred Stock and Series B3 Preferred Stock, all new issuances of warrants are subject to the Company getting stockholder approval for an increase in the number of shares that it is authorized to issue. If the Company’s stockholders do not approve an increase in the authorized shares or a reverse split to increase the available authorized shares, for any reason, the Company will be obligated to make certain significant cash payments to such holders.

Sale of Series C Preferred Stock and Warrants.    On August 14, 2002, we completed a $1.6 million private placement of Series C Convertible Redeemable Preferred Stock (“Series C Preferred Stock”), convertible at a conversion ratio of $0.38 per share of common stock into an aggregate of 4,184,211 shares of common stock. As part of the financing, the Company has also issued warrants to purchase an aggregate of 1,046,053 shares of common stock at an exercise price of $0.38 per share. As consideration for the $1.6 million private placement, the Company received approximately $1.4 million in cash and allowed certain debt holders to convert approximately

$200,000 of debt to equity. The Chairman and CEO of the Company, Tony Pizi, converted $150,000 of debt owed to Mr. Pizi into shares of Series C Preferred Stock and warrants. Both existing and new investors participated in the financing. The Company also agreed to register the common stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants for resale under the Securities Act of 1933, as amended. The Company plans to use the funds to support working capital needs.

Sale of StarQuest and CTRC Assets.    On June 18, 2002, we, and our subsidiary Level 8 Technologies, Inc., entered into an Asset Purchase Agreement with Starquest Ventures, Inc., a California corporation and an affiliate of Paul Rampel, a member of our the Board of Directors and a former executive officer. Pursuant to the terms and conditions of the Asset Purchase Agreement, we sold our Star/SQL and CTRC software products to Starquest Ventures for $365,000 and the assumption of certain maintenance liabilities. $150,000 of the proceeds of the sale transaction was used to repay borrowings from Mr. Rampel.

Our principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511 and our telephone number is (919) 380-5000. Our web site is located at www.level8.com. Information contained on our web site is not a part of this prospectus. Level 8, Level 8 Systems, Cicero and the Level 8 logo are trademarks of Level 8 Systems, Inc. Level 8 Technologies, Geneva, Geneva Integration Suite, Geneva Integration Broker, Geneva Enterprise Integrator and Geneva Business Process Automator are trademarks of Level 8 Technologies, Inc., a wholly owned subsidiary of Level 8 Systems, Inc. All other product and company names are for identification purposes only and are the property of, and may be the trademarks of, their respective owners.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this prospectus before you decide whether to purchase shares of our common stock. Additional risks and uncertainties, including those that are not yet identified or that we currently think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

We may be delisted from the Nasdaq National Market and unable to transfer to the Nasdaq SmallCap Market.

The Company’s common stock is currently traded on the Nasdaq National Market. For continued listing, the Nasdaq National Market requires, among other things, that listed securities maintain a minimum bid price of not less than $1.00 per share and that the issuer maintain stockholder’s equity of at least $10,000,000. As of June 30, 2002, the Company reported stockholder’s equity of $1,611,000. Consequently, Nasdaq notified the Company that it had failed to maintain the stockholder’s equity continued listing requirement for the National Market, and that it would commence procedures to delist the Company’s securities from the Nasdaq National Market unless the Company can show that it has a plan to regain compliance with the stockholder’s equity requirement by September 5, 2002. On September 5, 2002, the Company applied for transfer to the Nasdaq SmallCap Market. The stockholder’s equity requirement for continued listing on the SmallCap Market is $2,500,000. The Company believed that it qualified for listing on the SmallCap Market in part because the closing of the sale of Series C Preferred Stock on August 14, 2002. On October 4, 2002, Nasdaq notified the Company that it was denying the Company’s application to transfer to the SmallCap Market and was commencing delisting procedures from the Nasdaq National Market. The Company has appealed the Nasdaq Staff Determination and needs to show, as part of its definitive plan of compliance, a definitive plan to get the trading price of our Common Stock over $1.00 to show compliance with the minimum bid price requirements of both the Nasdaq National Market and the Nasdaq SmallCap Market. Our appeal has stayed the delisting process and our hearing before a Nasdaq Review Panel is scheduled for November 14, 2002. Accordingly, delisting from the National Market may occur in late November or early December if the Company’s appeal is rejected.

If Nasdaq grants the Company’s appeal of the denial of its application to transfer to the SmallCap Market, the Company should receive the benefit of the SmallCap Market’s 180-day period to regain compliance with the minimum bid price requirement of $1.00. If, at anytime before January 13, 2003, the bid price of the company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive trading days, the Company will regain compliance with the continued listing requirements. If the Company is unable to cure the minimum bid price deficiency or if its falls below the $2,500,000 stockholder’s equity continued listing standard, it may be delisted from the Nasdaq SmallCap Market.

If the Company is delisted from the National Market and/or the SmallCap Market, the Company’s common stock may be eligible for trading on the OTC Bulletin Board or on other over-the-counter markets, although there can be no assurance that the Company’s common stock will be eligible for trading on any alternative exchanges or markets. Among other consequences, moving from the Nasdaq National or SmallCap Markets, or delisting from the Nasdaq National or SmallCap Markets may cause a decline in the stock price, reduced liquidity in the trading market for the common stock, and difficulty in obtaining future financing. Furthermore, a failure to be listed on the Nasdaq National Market or the SmallCap Market will obligate the Company to make certain cash payments to the holders of its Series A3 Preferred Stock and Series B3 Preferred Stock.

We have substantially changed our business model and depend on a new, unproven strategy for ongoing revenue.

Based on our consultations with external strategic advisors and an analysis of our products and revenues, we determined that our best possibility of long-term success would be to concentrate our sales efforts into the customer contact centers of large companies, where the customer service representatives of our target market interact with their customers via telephone, facsimile, electronic mail and other means of communication. The success of our new strategy is highly dependent on market acceptance of Cicero, which we have licensed from Merrill Lynch. Cicero has no track record of sales to the financial services industry and there is no certainty that we will have strong market penetration with our Cicero offering.

Cicero was officially launched in a general release version in June 2001. There have been no significant sales of Cicero to date. A previous version of Cicero has been in use on over 30,000 workstations at Merrill Lynch for approximately five years. We have substantially modified the version of Cicero used at Merrill Lynch to introduce a commercial product that may be implemented in our target markets.

Furthermore, we are greatly decreasing our sales and marketing efforts with respect to our historical revenue producing products, the Geneva Integration Suite line of products, and putting less emphasis on our historical business of Enterprise Application Integration at the server level. We have sold all assets associated with the Geneva AppBuilder software, which represented approximately 59% of our revenue in fiscal year 2001. We also sold our Geneva Message Queuing and XIPC products in the third quarter of 2001 and our Star/SQL and CTRC products in second quarter of 2002. These sales represent substantially all of the products in our Messaging and Application Engineering segment. Our past performance and revenues therefore provide no indication of our future prospects and revenues.

Our new strategy is subject to the following specialized risks that may adversely affect our long-term revenue and profitability prospects:

•	Cicero was originally developed internally by Merrill Lynch and has no track record of successful sales to organizations within the financial services industry and may not gain market acceptance; and

•
We are approaching a different segment of the financial services industry, the customer contact center, than our sales and marketing efforts in the past and there can be no assurance that we can successfully sell and market into this industry.

We have a history of losses and expect that we will continue to experience losses at least through the first three quarters of 2002.

Although we reported operating income and net income in 1997, we experienced operating losses and net losses in 1998, 1999, 2000 and 2001 and in the first two quarters of 2002. We incurred a net loss of $25.1 million for 1998, $15.5 million for 1999, $28.4 million for 2000 and $105.1 million for 2001, and a net loss of $16.6 million in the first two quarters of 2002. At June 30, 2002, we had a working capital deficit of $7.4 million and an accumulated deficit of $198 million. Our ability to generate positive cash flow is dependent upon achieving and sustaining certain cost reductions and generating sufficient revenues.

Therefore, due to these and other factors, we expect that we will continue to experience net losses at least through the first three quarters of 2002. In the future, we may not generate sufficient revenues to pay for all of our operating costs or other expenses. We cannot predict with accuracy our future results of operations and believe that any period-to-period comparisons of our results of operations are not meaningful.

There is substantial doubt as to whether we can continue as a going concern.

Because we incurred net operating losses of $105.1 million and $16.6 million for the year ended December 31, 2001 and the first two quarters of 2002, respectively, experienced negative cash flows from operations, had a significant working capital deficiency at June 30, 2002 and are relying on acceptance of a newly developed and marketed product, there is substantial doubt that we can continue to operate as a going concern. While we have attracted some additional capital to continue to fund operations, there can be no assurance that we can obtain additional financing and if we do obtain financing that it will be on terms that are favorable to us or our stockholders.

Because we cannot accurately predict the amount and timing of individual sales, our quarterly operating results may vary significantly, which could adversely impact our stock price.

Our quarterly operating results have varied significantly in the past, and we expect they will continue to do so in the future. We have derived, and expect to continue to derive in the near term, a significant portion of our revenue from relatively large customer contracts or arrangements. The timing of revenue recognition from those contracts and arrangements has caused and may continue to cause fluctuations in our operating results, particularly on a quarterly basis. Our quarterly revenues and operating results typically depend upon the volume and timing of customer contracts received during a given quarter and the percentage of each contract which we are able to recognize as revenue during the quarter. Each of these factors is difficult to forecast. As is common in the software industry, the largest portion of software license revenues are typically recognized in the last month of each fiscal quarter and the third and fourth quarters of each fiscal year. We believe these patterns are partly attributable to budgeting and purchasing cycles of our customers and our sales commission policies, which compensate sales personnel for meeting or exceeding periodic quotas.

Furthermore, because the size of individual sales of Geneva Enterprise Integrator and Geneva Business Process Automator products have been large in the past and because we anticipate that Cicero sales may also be large, each sale can or will account for a large percentage of our revenue and a single sale may have a significant impact on the results of a quarter. The sales of both our historical products and Cicero can be classified as generally large in size to a small discrete number of customers. For example, Cicero pricing starts at $1,095 per seat with discounts for large installations. In addition, the substantial commitment of executive time and financial resources that have historically been required in connection with a customer’s decision to purchase our other products increases the risk of quarter-to-quarter fluctuations. We expect that Cicero sales will require a similar commitment of time and financial resources because it is an enterprise product. Typically, the purchase of our products involves a significant technical evaluation by the customer and the delays frequently associated with customers’ internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations. This evaluation process frequently results in a lengthy sales process of several months. It also subjects the sales cycle for our products to a number of significant risks, including our customers’ budgetary constraints and internal acceptance reviews. The length of our sales cycle may vary substantially from customer to customer.

We typically do not have any material backlog of unfilled software orders, and product revenue may fluctuate from quarter to quarter due to the completion or commencement of significant assignments, the number of working days in a quarter and the utilization rate of services personnel. As a result of these factors, we believe that a period-to-period comparison of our historical results of operations is not necessarily meaningful and should not be relied upon as indications of future performance. In particular, our revenues in the third and fourth quarters of our fiscal years may not be indicative of the revenues for the first and second quarters. Moreover, if our quarterly results do not meet the expectations of our securities analysts and investors, the trading price of our common stock would likely decline.

Loss of key personnel associated with Cicero development could adversely affect our business.

We have recently hired several people with specialized knowledge of the Cicero technology. Loss of some or all of these software engineers could have a significant impact on our execution of our new strategy because they have specialized knowledge developed over a long period of time with respect to the Cicero technology. Furthermore, because of our restructuring and reduction in the number of employees, we may find it difficult to recruit new employees in the future.

Different competitive approaches or internally developed solutions to the same business problem could delay or prevent adoption of Cicero.

Cicero is designed to address in a novel way the problems that large companies face integrating the functionality of different software applications by integrating these applications at the desktop. To effectively penetrate the market for solutions to this disparate application problem, Cicero will compete with traditional EAI solutions that attempt to solve this business problem at the server or back-office level. Server level EAI solutions are currently sold and marketed by companies such as NEON, Mercator, Vitria, and BEA. There can be no assurance that our potential customers will determine that Cicero’s desktop integration methodology is superior to traditional middleware EAI solutions provided by the competitors described above in addressing this business problem. Moreover, the information systems departments of our target customers, large financial institutions, are large and may elect to attempt to internally develop an internal solution to this business problem rather than to purchase the Cicero product. Cicero itself was originally developed internally by Merrill Lynch to solve these integration needs.

Accordingly, we may not be able to provide products and services that compare favorably with the products and services of our competitors or the internally developed solutions of our customers. These competitive pressures could delay or prevent adoption of Cicero or require us to reduce the price of our products, either of which could have a material adverse effect on our business, operating results and financial condition.

We may be unable to enforce or defend our ownership and use of proprietary and licensed technology.

Our success depends to a significant degree upon our proprietary and licensed technology. We rely on a combination of patent, trademark, trade secret and copyright law, contractual restrictions and passwords to protect our proprietary technology. However, these measures provide only limited protection, and there is no guarantee that our protection of our proprietary rights will be adequate. Furthermore, the laws of some jurisdictions outside the United States do not protect proprietary rights as fully as in the United States. In addition, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. We may not be able to detect or police the unauthorized use of our products or technology, and litigation may be required in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our proprietary rights. Additionally, with respect to the Cicero line of products, there can be no assurance that Merrill Lynch will protect its patents or that we will have the resources to successfully pursue infringers. Any litigation to enforce our intellectual property rights would be expensive and time-consuming, would divert management resources and may not be adequate to protect our business.

We do not believe that any of our products infringe the proprietary rights of third parties. However, companies in the software industry have experienced substantial litigation regarding intellectual property and third parties could assert claims that we have infringed their intellectual property rights. In addition, we may be required to indemnify our distribution partners and end- users for similar claims made against them. Any claims against us would divert management resources, and could require us to spend significant time and money in litigation, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available on acceptable terms. As a result, intellectual property claims against us could have a material adverse effect on our business, operating results and financial condition.

We have not paid any dividends on our common stock and it is likely that no dividends will be paid in the future.

We have never declared or paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Provisions of our charter and Bylaws and Delaware law could deter takeover attempts.

Section 203 of the Delaware General Corporation Law, which prohibits certain persons from engaging in business combinations with Level 8, may have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder may consider to be in the holder’s best interests. These provisions of Delaware law also may adversely affect the market price of our common stock. Our certificate of incorporation authorizes the issuance, without stockholder approval, of preferred stock, with such designations, rights and preferences as may be determined from time to time by the board of directors. Such designations, rights and preferences established by the board may adversely affect our stockholders. In the event of issuance, the preferred stock could be used, under certain circumstances, as a means of discouraging, delaying or preventing a change of control of Level 8. Although we have no present intention to issue any shares of preferred stock in addition to the currently outstanding preferred stock, we may issue preferred stock in the future.

Our stockholders may be diluted by the exercise of options and warrants and conversion of preferred stock or by the registration of additional securities for resale.

We have reserved 7,400,000 shares of common stock for issuance under our employee incentive plans and 120,000 shares under our outside director incentive plan. As of June 30, 2002, options to purchase an aggregate of 2,750,000 shares of common stock were outstanding pursuant to our employee and director incentive plans. Warrants to purchase an additional 3,045,000 shares of common stock are outstanding. We have also reserved

1,388,456 shares of common stock for issuance upon conversion of the outstanding Series A3 Preferred Stock, 2,394,063 shares of common stock for issuance upon conversion of the outstanding Series B3 Preferred Stock and 4,210,527 shares of common stock for issuance upon conversion of the outstanding Series C Preferred Stock. The exercise of such options and warrants or conversion of preferred stock and the subsequent sale of the underlying common stock in the public market could adversely cause the market price of our common stock to decline.

We have negotiated the right to issue up to the lesser of an aggregate of $5 million in gross proceeds from the sale of shares of common stock, warrants or other securities, or 17.5 million shares of common stock or equivalents, without triggering the anti-dilution provisions of the Series A3 Preferred Stock and related warrants, and the Series B3 Preferred Stock and related warrants. Because we have issued $1.6 million in our sale of Series C Preferred Stock and warrants, we may only issue up to $3.4 million in proceeds of additional shares of common stock or equivalent equity securities in financing transactions at a market price below the conversion prices of the Series A3 and Series B3 Preferred Stock without triggering these anti-dilutive provisions. The conversion prices of the Series A3 and B3 Preferred Stock are $8.333 and $12.531, respectively. The anti-dilution provisions have and will continue to restrict our ability to access the capital markets or to pursue equity financing transactions.

The number of shares of common stock into which the Series A3 and Series B3 Preferred Stock are convertible into is 3,782,519. Moreover, when we effected the exchange of the Series A1 and Series B1 Preferred Stock for the Series A2 and Series B2 Preferred Stock on August 29, 2002, we decreased the exercise price of the 1,801,022 related warrants to $0.38, which increases the likelihood that these warrants will be exercised. Subsequently, in the October 25, 2002 exchange, the exercise price of these warrants was raised to $0.40. Conversion of the Series A2 Preferred Stock and/or the Series B2 Preferred Stock or the exercise of the related warrants would dilute existing stockholders and may cause the market price of our stock to decline.

We have also registered an additional 7,876,420 shares of common stock by means of other prospectus and registration statements. Resale of a significant number of such shares could adversely affect the market price of our common stock.

We will not receive any proceeds from this offering and, because of expenses, our book value may decline as a result of this and other resale offerings.

This prospectus is for the resale from time to time of shares of common stock held by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. Pursuant to contractual requirements, we are paying all the expenses of registration for this resale offering. Moreover, we anticipate filing additional resale registration statements covering additional shares that may be offered from time to time by selling stockholders and will not receive any proceeds from those offerings. Accordingly, following effectiveness of this prospectus and the registration of future shares for resale, the book value of our common stock may be lower than it was previously.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus and information that we file later with the SEC will automatically update and supersede this information.

The following documents are incorporated by reference herein:

(a)	Our Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2001 as filed with the SEC on April 30, 2002;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

(c)	Our Current Reports on Form 8-K filed with the SEC on January 11, 2002, January 25, 2002, June 25, 2002, July 29, 2002, August 27, 2002 and August 30, 2002;

(d)
The description of our common stock set forth in our registration statement on Form 8-A filed with the SEC on July 11, 1995, and including any subsequent amendment or report filed for the purpose of updating such description.

In addition, all documents we have filed or subsequently file with the SEC under Sections 13(a), 14 or 15(d) of the Securities and Exchange Act of 1934 before the termination of the offering are incorporated by reference.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person a copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates), of which this prospectus forms a part. Such requests should be directed to Investor Relations, Level 8 Systems, Inc., 8000 Regency Parkway, Cary, North Carolina 27511. Our telephone number is (919) 380-5000. Our web site is http://www.level8.com. The information on our web site is not intended to be a part of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words “estimate,” “project,” “intend,” “believe,” “expect” and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objective or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update publicly or revise any of these forward-looking statements.

These and other statements which are not historical facts are based largely on management’s current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risk and uncertainties include, among others, the risks and uncertainties described in “Risk Factors” on page 6.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

Our shares of common stock to which this prospectus relates are being registered for resales by the selling stockholders. The selling stockholders may resell all, a portion or none of such shares of common stock from time to time. The table below sets forth with respect to each selling stockholder, based upon information available to us as of November 1, 2002, the number of shares of common stock beneficially owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding common stock that will be owned after the sale of the registered shares of common stock assuming the sale of all of the registered shares of common stock under this prospectus and all other currently effective prospectuses. Because the selling stockholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided.

	Number of Shares of Common Stock Owned(1)		Number of Shares of Common Stock Which May Be Offered(1)		Number of Shares of Common Stock To Be Owned After Offering
Name					Number	Percent
Brown Simpson Partners I, Ltd	3,759,580	(2)	3,759,580	(2)	-0-	*
Advanced Systems Europe B.V	1,474,897	(3)	1,474,897	(3)	-0-	*
Seneca Capital, L.P	1,017,911	(4)	1,017,911	(4)	-0-	*
Seneca Capital International, Ltd.	1,369,611	(5)	1,369,611	(5)	-0-	*
Liraz Systems Ltd.	411,184	(6)	411,184	(6)	-0-	*
Fred Mack	493,421	(7)	493,421	(7)	-0-	*
Murray Forman	493,421	(7)	493,421	(7)	-0-	*
Anthony C. Pizi	726,731	(8)	493,421	(8)	233,310	1.2%
Natwar Shah	460,526	(9)	460,526	(9)	-0-	*
Sandra Grodko	328,947	(10)	328,947	(10)	-0-	*
Mark and Carolyn P. Landis Ten. Com.	328,947	(10)	328,947	(10)	-0-	*
Bruce Miller	164,474	(11)	164,474	(11)	-0-	*
Leonard Gronstein	164,474	(11)	164,474	(11)	-0-	*
Irving Forman	164,474	(11)	164,474	(11)	-0-	*
Richard Nager	164,474	(11)	164,474	(11)	-0-	*
Haines Family Associates LP	164,474	(11)	164,474	(11)	-0-	*
Michael Weiss	131,579	(12)	131,579	(12)	-0-	*
Sidney Gable	82,236	(13)	82,236	(13)	-0-	*
Scott Lustgarten	82,236	(13)	82,236	(13)	-0-	*
Marvin Bank	82,236	(13)	82,236	(13)	-0-	*
Jeffrey Grodko	82,236	(13)	82,236	(13)	-0-	*
Christine Shipman	82,236	(13)	82,236	(13)	-0-	*
Ike Dweck	82,236	(13)	82,236	(13)	-0-	*
Robert Vegh	82,236	(13)	82,236	(13)	-0-	*
Mark Feder	82,236	(13)	82,236	(13)	-0-	*
Frank Tamberelli	32,895	(14)	32,895	(14)	-0-	*

*	Represents less than one percent (1%).

(1)
The number of shares of common stock owned by each selling stockholder includes the aggregate number of shares of common stock which may be obtained by each stockholder upon conversion of all of the Series A3 Preferred Stock, Series B3 Preferred Stock and Series C Preferred Stock owned by the stockholder. It also includes the aggregate number of shares of common stock that may be obtained upon exercise of warrants to purchase common stock owned by such stockholder. In addition, certain stockholders are entitled to receive warrants from the Company pursuant to the terms of the Company’s exchange of Preferred Stock at such time as the Company has sufficient authorized shares; accordingly, such warrants are not currently issued. The shares offered by this prospectus may be sold by the selling stockholder from time to time. The number of shares, if any, offered by each selling stockholder and the corresponding number of shares beneficially owned by each selling stockholder after each sale will vary depending upon the terms of the individual sales.

(2)
Brown Simpson Partners I, Ltd. owns and may offer from time to time under this prospectus 1,197,031 shares of common stock issuable upon the conversion of Series B3 Preferred Stock. It also owns and may offer from time to time under this prospectus 460,526 shares of common stock issuable upon the conversion of Series C Preferred Stock. It also owns and may offer from time to time under this prospectus 1,338,823 shares issuable upon the exercise of warrants. The exercise price of 115,132 warrants is $0.38 per share of common stock subject to adjustment. The exercise price of 1,223,691 warrants is $0.40 per share of common stock subject to adjustment. Additionally, Brown Simpson is entitled to receive 763,200 warrants to purchase common stock at such time as the Company has sufficient authorized shares pursuant to the terms of the Series B3 Preferred Stock and based on the Company’s sale of Series C Preferred Stock. Upon issuance, such warrants will have an exercise price of $0.40 per share of common stock subject to adjustment. Brown Simpson Partners I, Ltd. is not currently the beneficial owner of all of such shares of common stock.

(3)
Advanced Systems Europe, a wholly-owned subsidiary of Liraz Systems Ltd. (“Liraz”), owns and may offer from time to time under this prospectus 1,200,048 shares of common stock (subject to adjustment) issuable upon conversion of 10,000 shares of Series A3 Preferred Stock it currently owns. In addition, Advanced Systems Europe is entitled to receive a warrant to purchase up to 274,849 shares of common stock for $0.40 per share, subject to adjustment, pursuant to the terms of the Series A3 Preferred Stock. Advanced Systems Europe does not beneficially own any shares of common stock, except for a number of shares of common stock issuable upon conversion of the Series A3 Preferred Stock that, when added to the number of shares of common stock beneficially owned by Liraz, does not exceed 4.99% of the outstanding shares of common stock. See note (6).

(4)
Seneca Capital, L.P. owns and may offer from time to time under this prospectus 417,205 shares of common stock issuable upon the conversion of Series B3 Preferred Stock. It also owns and may offer from time to time under this prospectus 188,408 shares of common stock issuable upon the conversion of Series A3 Preferred Stock. It also owns and may offer from time to time under this prospectus 236,146 shares issuable upon the exercise of warrants. The exercise price of the warrants is $0.40 per share of common stock subject to adjustment. In addition, Seneca Capital, L.P. is entitled to receive a warrant to purchase up to 176,152 shares of common stock at such time as the Company has sufficient authorized shares pursuant to the terms of the Series A3 Preferred Stock and Series B3 Preferred Stock held by Seneca Capital, L.P. and based on the Company’s sale of Series C Preferred Stock. Upon issuance, such warrants will have an exercise price of $0.40 per share of common stock subject to adjustment. Seneca Capital, L.P. is not currently the beneficial owner of all of such shares of common stock.

(5)
Seneca Capital International, Ltd. owns and may offer from time to time under this prospectus 779,826 shares of common stock issuable upon the conversion of Series B3 Preferred Stock. It also owns and may offer from time to time under this prospectus 341,185 shares issuable upon the exercise of warrants. The exercise price of the warrants is $0.40 per share of common stock subject to adjustment. In addition, Seneca International, Ltd. is entitled to receive a warrant to purchase up to 248,600 shares of common stock at such time as the Company has sufficient authorized shares pursuant to the terms of the Series B3 Preferred Stock held Seneca Capital International, Ltd. and based on the Company’s sale of Series C Preferred Stock. Upon issuance, such warrants will have an exercise price of $0.40 per share of common stock subject to adjustment. Seneca Capital International, Ltd. is not currently the beneficial owner of all of such shares of common stock.

(6)
Liraz owns and may offer from time to time under this prospectus 328,947 shares of common stock (subject to adjustment) issuable upon conversion of 125 shares of Series C Preferred Stock it currently owns, and shares of common stock issuable upon exercise of warrants to purchase 82,237 shares of common stock (subject to adjustment) for $0.38 per share. Liraz does not beneficially own any shares of common stock, except for a number of shares of common stock issuable upon conversion of the shares of Series A3 Preferred Stock and upon exercise of the warrant referred to in note (3), and upon conversion of the shares of Series C Preferred Stock and upon exercise of the warrant referred to in the immediately preceding sentence, that does not exceed 4.99% of the outstanding shares of common stock. Until mid-2002, Liraz beneficially owned a greater number of outstanding shares of common stock than any other stockholder of the Company, and, therefore, could significantly influence matters submitted to our stockholders and management of the Company. In addition, until early 2001, an affiliate of Liraz served as a senior executive officer and director of the Company, and, until late 2001, affiliates of Liraz served on the Company’s Board of Directors. At present, except for shares of common stock issuable upon conversion of shares of Preferred Stock and upon exercise of warrants, Liraz does not beneficially own any shares of common stock, and is not otherwise affiliated with the Company.

(7)
Includes 394,737 shares of common stock issuable upon the conversion of Series C Preferred Stock and 98,684 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment.

(8)
Includes 394,737 shares of common stock issuable upon the conversion of Series C Preferred Stock and 98,684 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment. Mr. Pizi is the CEO and a director of the Company. Mr. Pizi also holds 99,500 shares of common stock and 233,310 stock options that are exercisable within 60 days that are not being registered by means of this Registration Statement.

(9)
Includes 368,421 shares of common stock issuable upon the conversion of Series C Preferred Stock and 92,105 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment.

(10)
Includes 263,158 shares of common stock issuable upon the conversion of Series C Preferred Stock and 65,789 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment.

(11)
Includes 131,579 shares of common stock issuable upon the conversion of Series C Preferred Stock and 32,895 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment.

(12)
Includes 105,263 shares of common stock issuable upon the conversion of Series C Preferred Stock and 26,316 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment.

(13)
Includes 65,789 shares of common stock issuable upon the conversion of Series C Preferred Stock and 16,447 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment.

(14)
Includes 26,316 shares of common stock issuable upon the conversion of Series C Preferred Stock and 6,579 shares of common stock issuable upon the exercise of warrants at an exercise price of $0.38 per share of common stock subject to adjustment.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of any such methods of sale, and any other method permitted pursuant to applicable law, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling stockholders may pledge and or loan these shares to broker-dealers who may borrow the shares against their hedging short position and in turn sell these shares under the prospectus to cover such short position.

The selling stockholders may make these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer is not expected to be in excess of customary commissions).

The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of Rule 144.

Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transactions.

In addition, upon our being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed. The selling stockholder may from time to time pledge or grant a security interest in some or all of the Shares or common stock or Warrant owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock offered by this prospectus have been passed on for Level 8 Systems, Inc. by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A Amendment No. 1 as of December 31, 2001 and 2000 and for the years then ended have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Our financial statements for the year ended December 31, 1999 incorporated in this prospectus by reference to the Annual Report of Level 8 Systems, Inc. on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.